Exhibit 99.2

LIGHTINTHEBOX HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on June 29, 2016

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of LightInTheBox Holding Co., Ltd. (the “Company”) will be held at ICBC Tower, 35/F, 3 Garden Road, Hong Kong on June 29, 2016 at 10:00 a.m., local time for the following purposes:

•                  To consider and, if thought fit, pass the following resolutions:

AS ORDINARY RESOLUTIONS

That the re-election of Messrs. Zhentao WANG, Xiongping YU, Zhi YAN, Gang YU and Xiaoping (Bob) XU to serve on the board of directors of the Company be adopted and approved.

•                  To consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

Further details of the five directors to be proposed for re-election above are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference), and the election of each such director shall be proposed and voted upon as a separate solution.

The Board of Directors of the Company has fixed the close of business on June 10, 2016, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned meeting thereof.  Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on the Record Date who wish to exercise their voting rights for the underlying shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program.

Please refer to the Proxy Form (for holders of the Ordinary Shares) or the ADS Voting Card (for holders of the ADSs), which are attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at http://ir.lightinthebox.com.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the financial year ended December 31, 2015, with the U.S. Securities and Exchange Commission (the “SEC”).  The Company’s annual report can be accessed on the Company’s website at http://ir.lightinthebox.com, as well as on the SEC’s website at http://www.sec.gov.  Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting the Company at ir@lightinthebox.com.

By Order of the Board of Directors,

/s/ Quji (Alan) Guo

Quji (Alan) Guo
Chairman and Chief Executive Officer

Beijing, China

June 14, 2016